UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Carel van Bylandtlaan 30, 2596 HR, The Hague

The Netherlands

Tel No: 011 31 70 377 9111

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Shell announces changes to Executive Committee

The Hague, October 15, 2021 Royal Dutch Shell plc (“Shell”) today announces the appointments of Wael Sawan as Integrated Gas and Renewable and Energy Solutions (R&ES) Director and Zoë Yujnovich as Upstream Director. Both appointments are effective 25th October 2021.

Wael, currently Upstream Director, will remain a member of the Executive Committee in his new role and will continue to be based in the Netherlands. He takes over as Integrated Gas and R&ES Director from Maarten Wetselaar, who will leave the company after more than 25 years of distinguished service on 25th October. Maarten will join Cepsa as Chief Executive Officer as of 1st January 2022.

Zoë, currently Executive Vice President, Conventional Oil & Gas, takes over from Wael as Upstream Director and will join the Executive Committee. She will also be based in the Netherlands.

“Zoë and Wael are both strong, focused leaders, who will bring great energy and commercial expertise to their new roles. Their proven leadership skills will be crucial as we deliver our Powering Progress strategy purposefully and profitably,” said Royal Dutch Shell Chief Executive, Ben van Beurden. “I am also immensely grateful to Maarten for his outstanding contribution to Shell and our customers, for his vision and drive in shaping a world-class LNG portfolio, and for laying the foundations of our power and renewable solutions business. I wish him well in his new role.”

Notes to editors

Wael Sawan

Since joining Shell in 1997, Wael has worked across Shell’s Upstream, Integrated Gas and Downstream businesses. Wael has garnered extensive commercial and leadership experience in roles spanning across Europe, the Middle East and America. He originally trained as an engineer and joined Shell to work at the Shell joint venture, Petroleum Development Oman (PDO). He followed this with roles in gas and power and the global retail team. In 2012 he became Managing Director and Chairman of the Qatar Shell companies, where his responsibilities included Pearl GTL, one of the largest oil and gas projects in the world. From there he went on to run Shell’s Deep Water business, based in Houston, and became Upstream Director and a member of the Executive Committee of Royal Dutch Shell in July 2019.

Wael, 47, holds a Masters degree in Engineering from McGill University and an MBA from Harvard Business School. He is a Canadian citizen of Lebanese origin and is married with three children.

Zoë Yujnovich

Zoë, 46, has nearly 25 years of frontline and leadership experience, most recently based in The Hague as Shell’s Executive Vice President, Conventional Oil & Gas. Previously she was Country Chair for Shell’s businesses in Australia and New Zealand, based in Perth, and Executive Vice President for Oil Sands, based in Calgary. Zoë trained as an engineer and started her career with Rio Tinto, working in management roles in Australia, Brazil, the United Kingdom and Canada.

Zoë holds a degree in Engineering from the University of Western Australia and an Executive MBA from the University of Utah. She is married with three children.

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Cautionary note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this news release “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this news release refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This news release contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this news release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this news release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell plc’s Form 20-F for the year ended December 31, 2020 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this news release and should be considered by the reader. Each forward-looking statement speaks only as of the date of this news release, 15 October 2021. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this news release.

The contents of websites referred to in this news release do not form part of this news release.

We may have used certain terms, such as resources, in this news release that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

b) the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, 333-228137 and 333-254139).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Anthony Clarke

Name: Anthony Clarke
Title: Deputy Company Secretary

Date: October 18, 2021